Exhibit 2

December 11, 2017

Dear Fellow NXP Shareholder:

You are receiving this letter because, like us, you are an owner of NXP Semiconductors N.V. (“NXP” or the “Company”).  Our firm, Elliott Advisors (UK) Limited (“Elliott”), advises funds which collectively hold an economic interest in NXP of approximately 6%. If you have been a long-term owner, you have witnessed NXP’s total shareholder return rise 400% over the 5 years leading up to the market rumors that NXP was to be acquired by QUALCOMM Incorporated (“Qualcomm”),1 under the stewardship of Rick Clemmer and his team – an outperformance versus the broader U.S. stock market and semiconductor index of 110%2 and 151%3, respectively.

Based on our extensive research, we believe NXP has an intrinsic value of $135 per share on a standalone basis – not including any control premium that would be customary in a takeover situation.  Yet, as of the most recent market close, NXP’s shares were trading at only $115.29 per share.

Why are NXP shares trading below their intrinsic value?
As you may well know, Qualcomm has made a $110 per share offer for NXP that we believe is insufficient compared to the Company’s intrinsic value.  We also believe that this offer has been acting as a ceiling on NXP’s stock price, keeping it depressed while the rest of the semiconductor sector experienced a strong performance since rumors of Qualcomm’s interest in NXP arose.4  Since then, the stock prices of NXP’s peers5 have increased by approximately 65% compared to NXP’s increase of only 40%. One would expect that the stock price of a company in the midst of a takeover should have outperformed companies trading purely based on their standalone value.
We are strongly encouraging shareholders to get the facts about NXP’s intrinsic value before making any decision on Qualcomm’s offer.
We believe NXP is worth $135 per share on a standalone basis (without any control premium)6
Since the date of the Qualcomm offer, the broader semiconductor industry has materially appreciated and NXP’s end markets have substantially strengthened. Furthermore, analysts agree that the sector is strongly positioned for continued growth.  Today, the NXP’s Peers trade at a 2018 Price to

1 Total shareholder return of NXP from September 28, 2011 to September 28, 2016
2 Total shareholder return of the S&P 500 from September 28, 2011 to September 28, 2016
3 Total shareholder return of the Philadelphia Stock Exchange Semiconductor Index from September 28, 2011 to September, 28 2016
4 As of September 28, 2016
5 The peers selected by Elliott are ADI, IFX, MCHP, MXIM, ON, Renesas, TXN and STM (the “NXP Peers”)
6 For greater detail, please see our presentation on NXP’s fair value at www.FairValueforNXP.com

www.FairValueForNXP.com

Earnings-per-Share (“EPS”) multiple of approximately 18.6x. Yet today, NXP trades at only 15.9x in light of the Qualcomm offer.
We believe NXP’s prospects are bright.  Approximately half of NXP’s revenue is exposed to exciting growth engines of the semiconductor market – automotive and industrial. The average consensus analyst estimate for NXP’s 2018 EPS is $7.23 per share, which if applied to the average multiple of the NXP Peers of 18.6x P/E indicates a share price for NXP of approximately $135.  With top-line and EPS growth both higher than the NXP Peers and EBITDA and cash flow margins in line with the NXP Peers, it seems clear to us that in the absence of Qualcomm’s low and opportunistic offer, NXP’s P/E multiple would substantially re-rate and as a result unlock substantial value to shareholders.  Furthermore, we believe there is upside to NXP’s consensus EPS estimates from better operational performance and utilization of the Company’s underlevered balance sheet to acquire a highly desirable asset – NXP shares.
NXP’s 2016 issues were all temporary, and did not impact fundamental value
When Qualcomm made its offer for NXP in the fall of 2016, NXP’s stock had underperformed compared to the NXP Peers by 39% over the preceding 12 months due to a number of issues that were temporary in nature:
●	Historically strong revenue growth slowed because of one-off headwinds in some of NXP’s end markets
●	NXP experienced initial, but temporary, integration issues related to the acquisition of Freescale Semiconductor Ltd. (“Freescale”) that have since been overcome
●	The Company’s stock suffered from a technical overhang that has since disappeared as private equity owners sold 16% of NXP over a four-month period
Qualcomm made its bid only after these temporary events had materially impacted NXP’s stock price, leaving NXP, in our view, deeply undervalued by the market. After years of stock price outperformance, NXP’s stock lagged the semiconductor index during this temporary period. Qualcomm’s offer was highly opportunistic.
Revenue growth at NXP strongly rebounded in the fourth quarter of 2016 and has been strong since, and the Company continues to drive improvements in non-GAAP operating margin far in excess of targets set at the time of the Freescale acquisition.  These factors in our view clearly illustrate that the issues that caused the deep undervaluation in 2016 were merely temporary setbacks.
But while NXP’s operating performance has fully bounced back over the past year, its stock price has not – again, likely due to, in our view, the ceiling created by Qualcomm’s low priced offer.
The UBS Valuation Report
In support of our own work, we have retained UBS Investment Bank (“UBS”) as our financial advisor to perform a financial analysis with respect to NXP (the “UBS Valuation Report”).  UBS has delivered to us the UBS Valuation Report and we look forward to sharing it with our fellow shareholders shortly.  The UBS Valuation Report has undergone all internal reviews by UBS that are customary in relation to providing such a valuation report or opinion.
Who we are
Founded in 1977, Elliott Management Corporation is one of the oldest private investment firms of its kind under continuous management.  The firm’s investors include pension funds, private endowments, charitable foundations, family offices, and employees of the firm.

www.FairValueForNXP.com

Our approach to NXP is consistent with our approach to many of our current and previous investments. We have invested a significant amount of time and resources into understanding NXP, including hiring numerous advisors and consultants with whom we have worked together to receive input from over 50 industry participants.  We believe strongly in the conclusions about value that we have drawn as a result of this effort.
For more information
We have created a website where NXP shareholders can review additional information about the intrinsic value of NXP, view our presentation on the Company, and sign up to receive updates.  Our goal is to ensure that NXP shareholders understand what we believe is the fair value of their investment in NXP.  You can visit the site by typing the following URL into your web browser:
www.FairValueForNXP.com
We believe NXP shareholders have the opportunity to unlock a material valuation gap that exists today.  Please visit the site and sign up to learn more today.
Thank you,
Elliott Advisors (UK) Limited

www.FairValueForNXP.com